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                             KIRKPATRICK & LOCKHART LLP
                                 1800 M Street, N.W.
                               Washington, D.C.  20036
                                    (202) 778-9000

     ELINOR W. GAMMON
     (202) 778-9090

                                  December 28, 1995


     PaineWebber Investment Series
     1285 Avenue of the Americas
     New York, New York  10019

     Dear Sir or Madam:

              PaineWebber Investment Series ("Trust") is an unincorporated voluntary association organized under the laws of the Commonwealth of Massachusetts on December 22, 1986. During the its fiscal year ended October 31, 1995, the Trust had four operating series of shares of beneficial interest: PaineWebber Global Income Fund, PaineWebber Global Energy Fund, PaineWebber Global Growth and Income and PaineWebber Europe Growth Fund. We understand that the Trust is about to file a Rule 24f-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended ("1940 Act"), for the purpose of making definite the number of shares of each series which it has registered under the Securities Act of 1933, as amended ("1933 Act"), and which were sold during the fiscal year ended October 31, 1995.

              We have, as counsel, participated in various business and other matters relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Declaration of Trust and By-Laws of the Trust, the minutes of meetings of the trustees and other documents relating to the organization and operation of the Trust, and we are generally familiar with its business affairs. Based on the foregoing, it is our opinion that the shares of the Trust sold during its fiscal year ended October 31, 1995, the registration of which will be made definite by the filing of the Rule 24f-2 Notice, were legally issued, fully paid and non-assessable.

          The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that creditors of, contractors with, and claimants against the Trust or a particular series shall look only to the assets of the Trust or such series for payment. It also requires that notice of such disclaimer be given in each note, bond, contact, certificate, undertaking or instrument made or issued by the officers or the trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (i) for indemnification from the assets of the series for all loss and expense of any shareholder held personally liable for the obligations of the Trust or a particular series
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     PaineWebber Investment Series
     December 28, 1995
     Page 2


     by virtue of ownership of shares of such series; and (ii) for such series to assume the defense of any claim against the shareholder for any act or obligation of such series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or series would be unable to meet its obligations.

          We hereby consent to this opinion accompanying the Rule 24f-2 Notice which you are about to file with the Securities and Exchange Commission.

                                       Very truly yours,

                                       KIRKPATRICK & LOCKHART LLP


                                            /s/ Elinor W. Gammon
                                       By:--------------------------
                                                Elinor W. Gammon
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